 EXHIBIT 99.2

April 10, 2013

FOR IMMEDIATE RELEASE

MAXCOM ANNOUNCES INCREASE IN COUPON RATE AND EXTENSION

OF THE EXCHANGE OFFER

Mexico City, Mexico, April 10, 2013 (NYSE: MXT, BMV: MAXCOM.CPO) – Maxcom Telecomunicaciones, S.A.B. de C.V. (“Maxcom” or the “Company”) announced today that it has extended, amended and supplemented the pending exchange offer (the “Exchange Offer”) for any and all of its outstanding 11% Senior Notes due 2014 (the “Old Notes”) for its Step-Up Senior Notes due 2020 (the “New Notes”).

The exchange agent for the Exchange Offer has advised the Company that as of 5:00 p.m., New York City time, on April 10, 2013, approximately US$84,268,000, or 42.13%, of the Old Notes had been validly tendered and not withdrawn in the Exchange Offer.

The Exchange Offer has been extended three times and as a result has remained open longer than anticipated. Since the Exchange Offer and the concurrent equity tender offer for Maxcom’s Series A Common Stock and related CPOs and ADSs (the “Equity Tender Offer”) have not been consummated, the Company has not yet received the capital contribution the purchaser in connection with the Equity Tender Offer agreed to make. During the period that the Exchange Offer has remained open, the Company’s operational and financial viability has further deteriorated in light of not having received the capital contribution from such purchaser. As of March 31, 2013, the Company’s cash and temporary investment balance was Ps. 102.9 million (US$8.3 million).

If the Exchange Offer is not consummated and the Company does not receive the capital contribution from the purchaser in connection with the Equity Tender Offer, the Company does not expect to be able to make the coupon payment due on June 15, 2013 with respect to the Old Notes and the Company may not be able to meet other financial obligations as they come due. If this occurs, holders of the Old Notes and other creditors could commence involuntary bankruptcy proceedings against the Company in Mexico or in the United States.

Our ability to continue as a going concern depends upon our consummation of our recapitalization transactions, including the consummation of the exchange offer and the receipt of the capital contribution from the Purchaser, or on our ability to otherwise raise additional capital or restructure our capital structure. We may not be able to satisfy our liquidity and working capital requirements or restructure our capital structure. Although our consolidated financial statements do not currently include any adjustments that might result from the outcome of this uncertainty, our

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auditors may conclude there is substantial doubt as to our ability to continue as a going concern.

If the Exchange Offer is not consummated, the Company currently intends to implement a restructuring by (i) commencing voluntary cases under Chapter 11 of the United States Bankruptcy Code through a plan of reorganization; (ii) seeking expedited confirmation of a plan of reorganization; or (iii) seeking other forms of bankruptcy relief, all of which involve uncertainties, potential delays, reduced payments to all creditors (including holders of the Old Notes) and litigation risks. Such a restructuring may be protracted and contentious and disruptive to the Company’s business and could materially adversely affect its relationships with its customers, suppliers and employees who may terminate their relationships with the Company. A restructuring would also cause the Company to incur significant legal, administrative and other professional expenses. Moreover, no assurances can be given that any such restructuring will be successful or that holders of the Company’s debt obligations will not have their claims significantly reduced, converted into equity or eliminated. If a restructuring is not successful, the Company may be forced to liquidate its business and assets.

The board of directors of the Company has approved the engagement of, and the Company has engaged, counsel to advise it on a Chapter 11 reorganization and authorized preparatory activities related to a restructuring, including the negotiating of a plan support agreement and a Chapter 11 plan term sheet with certain of the holders of the Old Notes during the pendency of the Exchange Offer. In the event the Company implements a restructuring through Chapter 11, holders of the Old Notes may receive New Notes with terms less favorable than those offered pursuant to the Exchange Offer.

As a result, the Company is amending and supplementing the Exchange Offer to (i) reflect that the Company has increased the minimum tender condition in the Exchange Offer from 61.44% to 80%, subject to the Company’s right, in its sole discretion, to decrease the minimum tender condition to 75.1% without extending the Exchange Offer or granting any withdrawal rights, (ii) reflect that the Company has increased the rate at which the New Notes will accrue interest as follows: (x) from the date of issuance of the New Notes until June 14, 2016 by 100 basis points, from 6% per annum to 7% per annum, (y) from June 15, 2016 until June 14, 2018 by 100 basis points, from 7% per annum to 8% per annum and (z) from June 15, 2018 until the date of maturity by 200 basis points, from 8% per annum to 10% per annum and (iii) inform holders of the Old Notes that if the 80% minimum tender condition (or 75.1% if decreased by the Company) is not met on the expiration date, the Company will terminate the Exchange Offer and does not expect to be able to make the coupon payment due on June 15, 2013 on the Old Notes.

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The Company is also extending the early participation date, the withdrawal date and the expiration date to 5:00 p.m. New York City time on April 24, 2013. The expiration date of the Equity Tender Offer is also being extended by ten business days to April 24, 2013.

The complete terms and conditions of the Exchange Offer and consent solicitation are described in the Offering Memorandum and Consent Solicitation Statement, copies of which may be obtained by eligible holders of the Old Notes by contacting D.F. King & Co., Inc., the information agent for the Exchange Offer and consent solicitation, at (800) 967-4607 (toll free).

The New Notes have not been registered under the Securities Act of 1933, as amended (the “Securities Act”), or any state securities laws, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements, and will therefore be subject to substantial restrictions on transfer.

The Exchange Offer is being made, and the New Notes are being offered and issued, only to registered holders of Old Notes (i) in the United States who are “qualified institutional buyers,” as that term is defined in Rule 144A under the Securities Act and (ii) outside the United States and are persons who are not “U.S. persons,” as that term is defined in Rule 902 under the Securities Act.

This announcement is for informational purposes only and does not constitute an offer to sell or a solicitation of an offer to buy the New Notes nor an offer to purchase Old Notes nor a solicitation of consents. The Exchange Offer and consent solicitation is being made solely by means of the Offering Memorandum and Consent Solicitation Statement and Letter of Transmittal.

About Maxcom

Maxcom Telecomunicaciones, S.A.B. de C.V., headquartered in Mexico City, Mexico, is a facilities-based telecommunications provider using a “smart-build” approach to deliver last-mile connectivity to micro, small and medium-sized businesses and residential customers in the Mexican territory. Maxcom launched commercial operations in May 1999 and is currently offering local, long distance, data, valueadded, paid TV and IP-based services on a full basis in greater metropolitan Mexico City, Puebla, Tehuacan, San Luis, and Queretaro, and on a selected basis in several cities in Mexico. The information contained in this press release is the exclusive responsibility of Maxcom and has not been reviewed by the Mexican National Banking and Securities Commission (the “CNBV”) or any other authority. The registration of the securities described in this press release before the National Registry of Securities (Registro Nacional de Valores) held by the CNBV, shall it be the case, does not imply a certification of the investment quality of the securities or of

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Maxcom’s solvency. The trading of these securities by an investor will be made under such investor’s own responsibility.

For more information contact:

Manuel S. Pérez

Mexico City, Mexico

(52 55) 4770-1170

manuel.perez@maxcom.com

This document may include forward-looking statements that involve risks and uncertainties that are detailed from time to time in the U.S. Securities and Exchange Commission filings of the Company. Words such as “estimate,” “project,” “plan,” “believe,” “expect,” “anticipate,” “intend,” and similar expressions may identify such forward-looking statements. The Company wants to caution readers that any forward-looking statement in this document or made by the company’s management involves risks and uncertainties that may change based on various important factors not under the Company’s control. These forward-looking statements represent the Company’s judgment as of the date of this document. The Company disclaims, however, any intent or obligation to update these forward-looking statements.